

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Robert Lipsher, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015

> **Re: Harvard Illinois Bancorp, Inc.**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed on March 23, 2012**
> **File No. 0-53935**
>
> **Soliciting material filed pursuant to Exchange Act Rule 14a-12**
> **Filed on March 5, 2012**
> **File No. 0-53935**

Dear Mr. Lipsher:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when the Company will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

Proxy Statement

Solicitation of Proxies; Expenses, page 2

1.   Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Soliciting material filed pursuant to Exchange Act Rule 14a-12

2.   Please note that all soliciting material filed pursuant to Exchange Act Rule 14a-12 as well as definitive additional materials should be filed under the EDGAR header tag of "DEFA14A." The material filed on March 5, 2012 was incorrectly filed under the header tag of "PRE 14A."

3.   In future filings, please refrain from making statements similar to the following without providing a proper factual foundation. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. To the extent the filing persons are unable to provide adequate support, please refrain from including such statements in future soliciting materials.

- the soliciting material's caption: "New York Hedge Fund Attacking Your Bank;"
- "your Board of Directors is under attack by a New York hedge fund;"
- the soliciting material's reference to a "mediocre merger market;" and
- "the Company has made incremental yet significant changes to [its] operations over the last several years and believe[s] that [its] community oriented business plan is beginning to bear fruit."

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions